Exhibit 99.2

Huazhu Group Limited

Unaudited Condensed Consolidated Balance Sheets

(RMB in millions, except share and per share data, unless otherwise stated)

	As of December 31, 2019	As of June 30, 2020
			(US$ in millions)
		(Unaudited)

ASSETS
Current Assets:
Cash and cash equivalents	3,234	3,699	524
Restricted cash	10,765	1,368	194
Short-term investments	2,908	1,504	213
Account receivable, net	218	426	60
Loan receivables, net	193	238	34
Amounts due from related parties	182	182	26
Inventories	57	92	13
Income tax receivables	—	3	0
Other current assets, net	699	854	121
Total current assets	18,256	8,366	1,185

Property and equipment, net	5,854	6,568	930
Intangible assets, net	1,662	5,928	839
Operating lease right-of-use assets	20,875	29,321	4,150
Finance lease right-of-use assets	—	1,792	254
Land use rights, net	215	211	30
Long-term investments	1,929	1,888	267
Goodwill	2,657	5,402	765
Loan receivables, net	280	270	38
Other assets, net	707	740	105
Deferred tax assets	548	857	121

Total assets	52,983	61,343	8,684

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	8,499	5,821	824
Accounts payable	1,176	1,343	190
Amounts due to related parties	95	92	13
Salary and welfare payables	491	505	72
Deferred revenue	1,179	1,280	181
Operating lease liabilities, current	3,082	3,452	489
Finance lease liabilities, current	—	27	4
Accrued expenses and other current liabilities	1,856	1,700	241
Dividends payable	678	-	-
Income tax payable	231	131	18
Total current liabilities	17,287	14,351	2,032

Long-term debt	8,084	9,240	1,308
Operating lease liabilities, non-current	18,496	27,553	3,900
Finance lease liabilities, non-current	—	2,210	313
Deferred revenue	559	553	78
Other long-term liabilities	566	687	97
Retirement benefit obligations	—	123	17
Deferred tax liabilities	491	1,820	258
Total liabilities	45,483	56,537	8,003

Equity:
Ordinary shares	0	0	0
Treasury shares	(107)	(107)	(15)
Additional paid-in capital	3,834	3,901	552
Retained earnings	3,701	1,011	144
Accumulated other comprehensive income (loss)	(49)	(69)	(10)

Total Huazhu Group Limited shareholders’ equity	7,379	4,736	671
Noncontrolling interest	121	70	10

Total equity	7,500	4,806	681

Total liabilities and equity	52,983	61,343	8,684

Huazhu Group Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

(RMB in millions, except share and per share data, unless otherwise stated)

	For the three months ended June 30
	2019	2020
			(US$ in millions)
	(Unaudited)	(Unaudited)
Revenue
Leased and owned hotels	2,001	1,236	175
Manachised and franchised hotels	803	676	96
Others	55	41	6
Net revenues	2,859	1,953	277
Operating costs and expenses:
Hotel operating costs:
Rents	646	833	118
Utilities	79	91	13
Personnel costs	453	508	72
Depreciation and amortization	237	320	45
Consumables, food and beverage	201	185	26
Others	127	198	28
Total hotel operating costs	1,743	2,135	302
Other operating costs	17	7	1
Selling and marketing expenses	102	107	15
General and administrative expenses	247	263	37
Pre-opening expenses	122	99	14
Total operating costs and expenses	2,231	2,611	369
Other operating income, net	29	164	23
Income (Loss) from operations	657	(494)	(69)
Interest income	41	26	4
Interest expense	(83)	(142)	(20)
Other income, net	135	21	3
Unrealized gains (losses) from fair value changes of equity securities	149	(34)	(5)
Foreign exchange gain (loss)	35	34	5
Income (Loss) before income taxes	934	(589)	(82)
Income tax (expense) benefit	(286)	68	10
(Loss) from equity method investments	(43)	(33)	(5)
Net income (loss)	605	(554)	(77)
Net loss attributable to noncontrolling interest	8	6	1
Net income (loss) attributable our Company	613	(548)	(76)

Other comprehensive income:
Gain arising from defined benefit plan, net of tax	—	4	1
Foreign currency translation adjustments, net of tax	(64)	43	6
Comprehensive income (loss)	541	(507)	(70)
Comprehensive loss attributable to noncontrolling interest	8	6	1
Comprehensive income (loss) attributable to Huazhu Group Limited	549	(501)	(69)
Earnings (Losses) per share/ADS:
Basic	2.16	(1.91)	(0.27)
Diluted	2.05	(1.91)	(0.27)
Weighted average number of shares used in computation:
Basic	284,029,267	286,473,344	286,473,344
Diluted	304,526,084	286,473,344	286,473,344

Huazhu Group Limited

Unaudited Condensed Consolidated Statements of Cash Flows

(RMB in millions, except share and per share data, unless otherwise stated)

	For the three months ended June 30
	2019	2020
			(In millions of US$)
	(Unaudited)	(Unaudited)

Operating activities:
Net income (loss)	605	(554)	(77)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	31	38	5
Depreciation and amortization, and other	252	359	51
Impairment loss	—	16	2
Loss from equity method investments, net of dividends	43	33	5
Investment (income) loss	(194)	(11)	(1)
Changes in operating assets and liabilities	382	470	66
Other	42	161	23
Net cash provided by operating activities	1,161	512	74

Investing activities:
Capital expenditures	(301)	(339)	(48)
Acquisitions, net of cash received	(25)	(0)	(0)
Purchase of long-term investments	(148)	(0)	(0)
Proceeds from maturity/sale of long-term investments	—	35	5
Loan advances	(149)	(24)	(3)
Loan collections	66	47	6
Other	4	—	—
Net cash used in investing activities	(553)	(281)	(40)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	7	0	0
Proceeds from debt	1,682	4,291	607
Repayment of debt	(2,756)	(2,930)	(414)
Dividend paid	—	—	—
Other	13	(12)	(2)
Net cash provided by (used in) financing activities	(1,054)	1,349	191

Effect of exchange rate changes on cash, cash equivalents and restricted cash	54	12	2
Net (decrease) increase in cash, cash equivalents and restricted cash	(392)	1,592	227
Cash, cash equivalents and restricted cash at the beginning of the period	4,457	3,475	491
Cash, cash equivalents and restricted cash at the end of the period	4,065	5,067	718